Exhibit 99.1

BIT Mining Limited Receives Notice Regarding NYSE Continued Listing Standards

AKRON, Ohio, July 7, 2023 /PRNewswire/ – BIT Mining Limited (NYSE: BTCM) (“BIT Mining,” “the Company,” “we,” “us,” or “our company”), a leading technology-driven cryptocurrency mining company, today announced that it received a letter from the New York Stock Exchange (the “NYSE”), dated June 9, 2023, notifying the Company that it was not in compliance with applicable market capitalization and equity criteria (the “Market Cap and Equity Criteria”) in the NYSE’s continued listing standards because, as of June 8, 2023, the Company’s (i) average total market capitalization was less than $50 million over a consecutive 30 trading-day period, and (ii) last reported stockholders’ equity as of March 31, 2023 was less than $50 million.

In accordance with procedures in the NYSE’s Listed Company Manual, the Company has 90 days following its receipt of the notice to submit a business plan to the NYSE that demonstrates how the Company intends to regain compliance with the Market Cap and Equity Criteria within 18 months of receipt of the notice. The Company intends to develop and submit such a business plan to the NYSE. The business plan will then be reviewed for final disposition by the NYSE.

If the NYSE accepts the plan, the Company will be subject to quarterly monitoring for compliance with the business plan. If the NYSE does not accept the business plan, the Company will be subject to suspension and delisting procedures.

Notwithstanding the foregoing, the NYSE will promptly initiate suspension and delisting procedures with respect to a company that is determined to have an average market capitalization of less than $15 million over a consecutive 30 trading-day period.

The notice has no immediate impact on the listing of the Company’s American Depositary Shares (“ADSs”), which will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards and other rights of the NYSE to delist the ADSs. The Company is currently in compliance with all other NYSE continued listing standards. The NYSE notice does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements, or its contractual obligations.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and mining machine manufacturing. The Company owns the world’s top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETC and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, enabling the Company’s self-efficiency through vertical integration with its supply chain.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Important factors that could cause BIT Mining’s actual results to differ materially from those indicated in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:
BIT Mining Limited
ir@btcm.group
ir.btcm.group
www.btcm.group

Piacente Financial Communications
Brandi Piacente
Tel: +1 (212) 481-2050
Email: BITMining@thepiacentegroup.com